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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CENTRAL BANCORP, INC.
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             (Exact Name of Registrant as Specified in its Charter)


     MASSACHUSETTS                                      04-3447594
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(State of Incorporation or               (I.R.S. Employer Identification Number)
Organization)


399 HIGHLAND AVENUE, SOMERVILLE, MASSACHUSETTS                      02144
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(Address of Principal Executive Offices)                          (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [  ]                                  box. [X]


Securities Act registration statement file number to which this form relates:
_______________
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                              STOCK PURCHASE RIGHTS
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                                (Title of Class)

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     This Form 8-A/A is filed to amend and restate the  information set forth in the Registration Statement on Form 8-A filed by Central Bancorp, Inc., a Massachusetts corporation (the "Company") on October 12, 2001.

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
         -------------------------------------------------------

     On October 11, 2001, the Board of Directors of Central Bancorp, Inc. (the "Company") declared a dividend payable October 24, 2001 of one right (a "Right") for each outstanding share of the Company's common stock, par value $1.00 per share (the "Common Stock"), held of record at the close of business on October 24, 2001 (the "Record Time"). The Rights are being issued pursuant to a Shareholder Rights Agreement, dated as of October 11, 2001 and amended and restated as of January 29, 2003 (the "Rights Agreement"), between the Company and Registrar and Transfer Company, as Rights Agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, as described and defined below, one share of Common Stock for $60 (the "Exercise Price"). In addition, if a Distribution Date, as defined and described below, should occur, each Right would entitle the registered holder (other than an Acquiring Person or Adverse Person) to purchase from the Company for the Exercise Price a number of shares of Common Stock with a market value equal to twice the Exercise Price.

     WHEN THE RIGHTS BECOME EXERCISABLE. The Rights will not become exercisable until the Business Day following the "Separation Time" which will be ten days after the earlier of: (1) the date any Person (other than the Company or its affiliates) commences a tender or exchange offer which, if consummated, would result in such Person becoming an Acquiring Person or such later date as the Company's Board of Directors may determine prior to the Separation Time; or (2) a Distribution Date, as defined and described below.

     Until the Separation Time, the Rights will be transferred only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall have printed thereon a legend incorporating by reference the terms of the Rights Agreement. Notwithstanding the absence of the legend, certificates evidencing shares of Common Stock outstanding at the Record Time will also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

     The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, will be adjusted to prevent dilution in the event of a stock dividend on, or a subdivision or a combination into a smaller number of shares of Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock. In the event the Company issues any shares of Common Stock after the Record Time and before the Separation Time, each share of Common Stock so issued shall automatically have one new Right associated with it.

     WHEN THE EXERCISE PRICE ADJUSTS. While the Rights separate from the Common Stock and become exercisable at the Separation Time, each Right will only entitle the registered holder thereof to acquire one share of Common Stock at the exercise price unless a Distribution Date has occurred. A "Distribution
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Date" is:  (i) the first date of the public  announcement  by the

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Company or an Acquiring Person that an Acquiring Person has become such; or (ii)
the first date of public announcement by the Company that an "Adverse Person" has become such.

     Under the Rights Agreement, an "Acquiring Person" is any person or person and their affiliates and associates who becomes the beneficial owner of 10% or more of the outstanding common stock. An Acquiring Person, however, does not include any person who becomes the beneficial owner of 10% or more of the outstanding Common Stock solely as the result of the Company's acquisition of its own shares or the purchase of Common Stock directly from the Company pursuant to written agreement with the Company. In addition, Acquiring Person does not include any employee stock ownership or other employee benefit plan of the Company or its subsidiaries or any employee stock benefit plan trust established by the Company or its subsidiaries. Excluded from the definition of Acquiring Person also is Mr. John D. Doherty, President and Chief Executive Officer of the Company, and his affiliates and associates provided that he does not become the beneficial owner of 20% or more of the outstanding Common Stock. An "Adverse Person" is any person (either alone or together with their affiliates and associates) that has become the beneficial owner of 10% or more of the outstanding Common Stock and as to whom the Board of Directors has determined that such beneficial ownership: (A) is intended to cause or is reasonably likely to cause the Company to repurchase the person's shares or to pressure the Company to enter into a transaction or series of transactions that would provide the person with a short-term financial gain but which does not serve the long-term interests of the Company and its stockholders; or (B) is having or is reasonably likely to have a material adverse impact on the business or prospects of the Company.

     When a Distribution Date occurs, the Company shall take such action, pursuant to the Rights Agreement and in conjunction with the Rights Agent and the Company's transfer agent, to provide that each Right (other than Rights beneficially owned by the Acquiring Person or Adverse Person or any affiliate or associate thereof -- which Rights shall become void) shall constitute the right to purchase from the Company, upon exercise in accordance with the terms of the Rights Agreement, that number of shares of Common Stock having an aggregate market price at the Distribution Date equal to twice the Exercise Price for an amount of cash equal to the Exercise Price.

     In addition, the Board of Directors of the Company may at any time after a Distribution Date, and prior to the time that an Acquiring Person or an Adverse Person becomes the beneficial owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights beneficially owned by the Acquiring or Adverse Person or any affiliate or associate thereof -- which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, as adjusted (the "Exchange Ratio"). Thereafter, the Rights will terminate and will represent only the right to receive the number of shares of Common Stock equal to the Exchange Ratio.

     FLIP-OVER TRANSACTIONS OR EVENTS. In addition to the consequences of the events as discussed above, the Rights Agreement provides certain benefits to the holders of the Rights in the event of the occurrence of a Flip-over Transaction or Event (as defined and described below).

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The Rights Agreement specifies that the Company shall not enter into, consummate or permit to occur such a Flip-over Transaction or Event, unless it shall have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event (the "Flip-over Entity"), for the benefit of the holders of the Rights providing that, upon consummation or occurrence of such Transaction or Event (1) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise, that number of shares of stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price and (2) the Flip-over Entity shall thereafter be liable for all the obligations and duties of the Company pursuant to the Rights Agreement.

     A Flip-over Transaction or Event is a transaction or series of transactions in which, directly or indirectly,

     (1) the Company consolidates or merges with or into an Acquiring Person, an Adverse Person (or any Person acting together in any respect with such Acquiring Person or Adverse Person), or the Acquiring Person, Adverse Person (or any other Person acting together in any respect with such Acquiring Person or Adverse Person) merges with or into the Company; or

     (2) the Company (or one or more of its Subsidiaries) sells or otherwise transfers assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than 50% of the operating income or cash flow, of the Company and its Subsidiaries (taken as a whole) to an Acquiring Person or Adverse Person (or any other Person acting together in any respect with such Acquiring Person or Adverse Person); or

     (3)  any Acquiring Person or Adverse Person shall

          (a) sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire or dispose of, to, from, or with, as the case may be, the Company or any of its Subsidiaries, over any period of 12 consecutive calendar months, assets or liabilities (i) having an aggregate fair market value of more than $15,000,000 or
               (ii) on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with an unaffiliated third party, or

          (b) receive any compensation for services from the Company or any of its Subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with the Company's (or its Subsidiaries') past practices, or

          (c) receive the benefit, directly or indirectly (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries involving an aggregate principal amount in excess of $5,000,000 as an aggregate cost or transfer of benefits from the Company or any of its Subsidiaries in excess of $5,000,000, or, in any case, on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with a third party; or

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

     (4) as a result of any reclassification of securities (including any reverse stock split), or recapitalization, of the Company, or any merger or consolidation of the Company with any of its Subsidiaries or any other transaction or series of transactions (whether or not with or into or otherwise involving an Acquiring Person or Adverse Person), the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its Subsidiaries which is directly or indirectly owned by any Acquiring Person or Adverse Person is increased by more than 1%.

     EXPIRATION TIME. The Rights will expire on the earlier of (i) the close of business on October 24, 2011, or (ii) the date on which the Rights are redeemed as described below (the "Expiration Time").

     REDEMPTION OF RIGHTS. The Board of Directors of the Company may at any time prior to or ten days after a Distribution Date, or thereafter as determined by two-thirds of the Board of Directors, redeem all (but not less than all) of the then outstanding Rights at a redemption price of $0.01 per Right.

     The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will not prevent a takeover of the Company; they will, however, have certain restrictive effects on takeovers not negotiated with the Board of Directors, because they could cause substantial dilution to a person or group that acquires 10% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders, because the Rights can be redeemed by the Board of Directors before the consummation of such transaction.

     The Rights Agreement (which includes as Exhibit A the Form of Rights Certificate and Form of Election to Exercise) is available upon request from the Company. The foregoing description of the Rights is qualified in it entirety by reference to the Rights Agreement and its exhibits. Whenever particular terms that are defined in the Rights Agreement are referred to herein, it is intended that such defined terms shall be incorporated herein by reference.

ITEM 2.           EXHIBITS
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     The following documents are filed or incorporated herein by reference as an exhibit to this registration statement:

NO.               DESCRIPTION OF EXHIBIT
--                ----------------------

4.1 Shareholder Rights Agreement, dated as of October 11, 2001, as amended and restated as of January 29, 2003 by and between Central Bancorp, Inc. and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A the Form of Rights Certificate and Form of Election to Exercise.

4.2 Amendment No. 1 to Shareholder Rights Agreement, dated as of January 28, 2003, by and between Central Bancorp, Inc. and EquiServe Trust Company, N.A., as Rights Agent.

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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       CENTRAL BANCORP, INC.



Date: January 29, 2003                 By: /s/ John D. Doherty
                                           ------------------------------------
                                           John D. Doherty
                                           President and Chief Executive Officer


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